May 31, 2019

Michael Goss
Chief Financial Officer
Sotheby's
1334 York Avenue
New York, New York, 10021

       Re: Sotheby's
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-09750

Dear Mr. Goss:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 48

1. We note the non-GAAP measure Adjusted Expenses excludes agency direct costs, cost of inventory sales and cost of finance revenues. Please explain your basis for disclosing this measure and how it is useful to an investor. As part of your response, tell us how you determined that it is appropriate to disclose a non-GAAP measure of expenses that excludes all costs of revenue.
Consolidated Income Statements, page 57

2. Please explain your basis for not including the total amount of SFS interest expense as cost of finance revenue in 2018. Although we note the changes in the credit facility in
      2018, it is unclear why this would result in a change in the presentation of interest for the
      SFS business. Please advise.
 Michael Goss
Sotheby's
May 31, 2019
Page 2
Notes to Consolidated Financial Statements
Note 3 - Segment Reporting, page 72

3. Please revise the table on page 73 to include SFS interest expense. In this regard, we refer you to the response to comment number 4 in your letter dated May 3, 2017. Refer to ASC
         280-10-50-22(c).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Christine
Dietz, Assistant Chief Accountant, at 202-551-3408 if you have any questions.



                                                               Sincerely,
FirstName LastNameMichael Goss
                                                               Division of
Corporation Finance
Comapany NameSotheby's
                                                               Office of
Information Technologies
May 31, 2019 Page 2                                            and Services
FirstName LastName